UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MATERIAL EVENT

In relation to the capital increase (the “Capital Increase”) and the related share securities note forming an integral part of the information prospectus of
Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), registered on the official registry of the Spanish National Securities Market Commission on November 2,
2010, BBVA hereby informs that:

-  On the date hereof, the relevant deed for the Capital Increase was executed and registered at the Vizcaya Commercial Registry.

- Also on the date hereof, the Spanish National Securities Market Commission has
confirmed that the requirements have been met for the listing of the 742.939.164 new BBVA shares, each with a par value of forty-nine euro cents (€0.49), issued under the Capital Increase, and the governing companies of the Spanish stock exchanges have agreed to list those new shares.

-  The new shares will begin trading on the Madrid, Barcelona, Bilbao and
Valencia stock exchanges through the Spanish Automated Quotation System
(Continuous Market), tomorrow, November 30, 2010.

Madrid, November 29, 2010

BBVA has filed a registration statement (including a prospectus) with the U.S.
Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented from time to time, the “prospectus”) in that registration statement and other documents BBVA has filed with the SEC for more complete information about BBVA and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, you may request that the prospectus be sent to you by calling BBVA’s Institutional Investor Relations office in New York at +1 212-228-1660.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. on Form F-3
filed on June 28, 2010 (File No. 333-167820) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/29/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative